PROSPECTUS

                                1,875,000 Shares

                               INTELLI-CHECK, INC.

                                  Common Stock


      This prospectus relates to the sale by the selling security holders named in this prospectus of up to an aggregate of 1,875,000 shares of our common stock, which includes 625,000 shares issuable upon the exercise of warrants with an initial exercise price of $5.40. The selling security holders acquired the shares of our common stock and the warrants from us in a private placement on August 8, 2005 and August 9, 2005. We will not receive any of the proceeds from the resale of the shares of our common stock by the selling security holders. We will, however, receive the proceeds from any exercise of warrants to purchase shares of our common stock to be sold hereunder to the extent the selling security holders do not perform cashless exercises (which may only be exercised on a cashless basis under specific circumstances). See "Use of Proceeds."

      Our common stock is traded on the American Stock Exchange under the symbol "IDN." On October 6, 2005, the last closing price for our common stock was $4.07.


      See "Risk Factors" beginning on page 4 of this Prospectus for factors you should consider before buying shares of our common stock.




      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                 The date of this Prospectus is October 7, 2005

                                  OUR BUSINESS

      Intelli-Check was formed in 1994 to address a growing need for a reliable document and age verification system that could be used to detect fraudulent driver licenses and other widely accepted forms of government-issued identification documents. Since then, our technology has been further developed for application in the commercial fraud protection, access control and governmental security markets. Additionally, it is currently being used to address inefficiencies and inaccuracies associated with manual data entry. The core of Intelli-Check's product offerings is our proprietary software technology that verifies the authenticity of driver licenses, state issued non-driver and military identification cards used as proof of identity. Our patented ID-Check(R) software technology instantly reads, analyzes, and verifies the encoded data in magnetic stripes and barcodes on government-issue IDs from approximately 60 jurisdictions in the U.S. and Canada to determine if the content and format is valid. We have served as the national testing laboratory for the American Association of Motor Vehicle Administrators (AAMVA) since 1999 and have access to all the currently encoded driver license formats. After the tragic events that occurred on September 11, 2001, we believe there has been a significant increase in awareness of our software technology to help improve security across many industries, including airlines, rail transportation and high profile buildings and infrastructure, which we believe should enhance future demand for our technology. We have also begun to market to various government and state agencies, which have long sales cycles including extended test periods. Since inception, we have incurred significant losses and negative cash flow from operating activities and, as of June 30, 2005, we had an accumulated deficit of $37,620,369. We will continue to fund operating and capital expenditures from proceeds that we received from sales of our equity securities. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

      Our ID-Check's unique technology provides the ability to verify the validity of military ID's, driver licenses and state issued non-driver ID cards that contain magnetic stripes, bar codes and SMART chips that in most cases conform to AAMVA/ANSI/ISO standards, which enables us to target three distinct markets. The original target market was focused on resellers of age-restricted products, such as alcohol and tobacco, where the proliferation of high-tech fake IDs expose merchants to fines and penalties for the inadvertent sale of these products to underage purchasers. We now also target commercial fraud, which includes identity theft, and our technology is designed to help prevent losses from these frauds. We are also marketing our products for security applications involving access control. As a result of its applicability in these markets, we have sold our products to some of the largest companies in the gaming industry, a significant retailer, Certegy, one of the largest providers of check authorization services in the United States, a state port authority, military establishments, airports, nuclear power plants and high profile buildings and our technology is currently being tested by several Fortune 50 Companies. We have entered into strategic alliances with Verifone, the largest provider of credit card terminals in the U.S., the two largest providers of driver licenses in North America for their compliance with the provisions of the Real ID Act, several biometric companies; and Northrop Grumman and Anteon, integrators in the defense industry, to utilize our systems and software as the proposed or potential enrollment application for their technologies and to jointly market these security applications. The recent passage of the Real ID ACT together with the regulations arising from Homeland Security Presidential Directive 12 (HSPD-12) has additionally created opportunities for our verification technology in the governmental market at the federal, state and local levels. In addition, we have executed agreements with some high profile organizations to promote the use of our technology and our products. We believe these relationships have broadened our marketing reach through their sales efforts and we intend to develop additional strategic alliances with additional high profile organizations and providers of security solutions.

      We have developed additional software products that utilize our patented software technology. Our latest products include ID-Traveler and ID-Prove. ID Traveler electronically verifies and matches two forms of government issued ID's instantaneously while the ID Prove product offering provides "out of wallet" questions to assist in proving a users claimed identity. Additional software solutions include ID-Check(R) PC and ID-Check(R) PDA, which replicate the features of ID-Check. These products are designed to be platform-independent and compatible with both stationary and mobile hardware applications. Another new application is an enhanced version of C-Link(R), our net workable data management software. Additionally, ID-Check(R) PC and the most recent release of C-Link are designed to read the smart chip contained on the military Common Access Card (CAC). These products are all designed for use with Intelli-Check's new DCM, a compact, self-contained two-dimensional bar code and magnetic stripe reader. The DCM enables the new software applications to be used on a variety of commercially available data processing devices, including PDAs, Tablets,

Laptops, Desktops and Point-of-Sale Computers, therefore negating the need to replace the ID-Check terminal. Our C-Link(R) software product, which runs on a personal computer and was created to work in conjunction with the ID-Check unit allows a user to instantly first analyze the data, then view the encoded data for further verification and to generate various reports where permitted by law. We recently introduced two new products, ID-Mobile, which gives the user the additional flexibility of utilizing our software in a hand-held product and ID-Check POS, which is a software package that can be installed on a Verifone Omni 3750 terminal to enable the user to have the functionality of our proprietary technology. This product began beta-testing in August 2005. To date, we have entered into seventeen (17) licensing agreements and are in discussions with additional companies to license our software to be utilized within other existing systems.

      Our principal executive offices are located at 246 Crossways Park West, Woodbury, NY 11797, and our telephone number is 516-992-1900.

                                  RISK FACTORS

      Investment in our shares involves a degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares. Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Related to Our Business and Industry

      We have incurred losses since inception and losses may continue, which could result in a decline in the value of our securities and a loss of your investment.

      We sustained net losses of $1,751,446 for the six months ended June 30, 2005 and $6,450,943 and $6,922,931 for the fiscal years ended December 31, 2003 and December 31, 2004, respectively. We expect to incur additional expenditures in line with the sales growth of our business. We cannot assure you that we will achieve operating profits in the near future.

      We may be unable to meet our future capital requirements.

      Our capital requirements have been and will continue to be significant. In the event that we do not generate meaningful revenue, we would need to raise additional capital. If we are unable to raise additional capital, we plan to implement cost saving measures to sustain business activities on a reduced level. Unplanned acquisition and development opportunities and other contingencies may arise, which could require us to raise additional capital. If we raise additional capital through the sale of equity, including preferred stock, or convertible debt securities, the percentage ownership of our then existing stockholders will be diluted.

      We currently do not have a credit facility or any commitments for additional financing. We cannot be certain that additional financing, should it be needed, will be available when and to the extent required. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, develop or enhance our products, or respond to competitive pressures. Such limitation could have a material adverse effect on our business, financial condition and results of operations.

      We may not be able to keep up with rapid technological change.

      Our market is characterized by frequent new product announcements and rapid advancements in hardware technology. Significant technological change could render our existing technology obsolete. If we are unable to successfully respond to these developments, or do not respond in a cost-effective way, our business, financial condition and results of operations will be materially adversely affected.

      Our proprietary software relies on reference data provided by government and quasi-government agencies. If these governmental and quasi-government agencies were to stop sharing data with us, the utility of our proprietary software would be diminished in those jurisdictions and our business would be damaged.

      Currently, substantially all U.S. states and Canadian provinces and the District of Columbia, which conform to the guidelines established by certain organizations responsible for implementing industry standards, cooperate with us by providing sample identification cards so that we may modify the ID-Check System terminal and other software products to read and analyze the encoded information found on such jurisdiction's identification cards. We cannot assure you that each of these jurisdictions will continue to cooperate with us. In the event that one or more of these jurisdictions do not continue to provide this reference data, the utility of our proprietary software may be diminished in those jurisdictions.

      Our refocused business strategy exposes us to long sales and implementation cycles for our products.

      Our target customers in the commercial fraud protection, access control and age verification markets include large retailers and government agencies, which typically require longer sales and implementation cycles for our products than do our potential customer base solely interested in age verification, such as restaurant, bar and convenience store operators. The longer sales and implementation cycles for larger retail companies continue to have an adverse impact on the timing and realization of our revenues. In addition, budgetary constraints and economic slowdowns may also continue to delay purchasing decisions by these prospective customers. These initiatives have costs associated with them, and we cannot assure you that they ultimately will prove successful or result in an increase to our revenues or profitability.

      In addition, the loss or significant reduction in government spending by government entities could materially limit our ability to obtain government contracts. These limitations, if significant, could also have a material adverse effect on our business, financial condition and results of operations. In addition, we will need to develop additional strategic relationships with large government contractors in order to successfully compete for government contracts. Our inability to develop these strategic relationships may limit our ability to implement our business strategy.

      The market for our systems and software is evolving and its growth is uncertain.

      Demand and market acceptance for recently introduced and existing systems and software and sales from such systems and software, are subject to a high level of uncertainty and risk. Our business may suffer if the market develops more slowly than anticipated and does not sustain market acceptance.

      Failure to manage our operations if they expand could impair our future growth.

      If we are able to expand our operations, particularly through multiple sales to large retailers and government agencies in the document verification market, the expansion will place significant strain on our management, financial controls, operating systems, personnel and other resources. Our ability to manage future growth, should it occur, will depend to a large extent upon several factors, including our ability to do the following:

      o     build and train our sales force;

      o     establish and maintain relationships with distributors;

      o     develop customer support systems;

      o develop expanded internal management and financial controls adequate to keep pace with growth in personnel and sales, if they occur; and

      o     manage the use of third-party manufacturers and suppliers.

      If we are able to grow our business but do not manage our growth successfully, we may experience increased operating expenses, loss of customers, distributors or suppliers and declining or slowed growth of revenues.

      We are subject to risks associated with product failure and technological flaws.

      Products as complex as those offered by us may contain undetected errors or result in failures when first introduced or when new versions are released. Despite vigorous product testing efforts and testing by current and potential customers, it is possible that errors will be found in a new product or enhancement after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance or claims by customers against us, or could cause us to incur additional costs, any of which could adversely affect our business.

      Our failure to protect our proprietary technology may impair our competitive position.

      We continue to allocate significant resources to develop new and innovative technologies which we utilize in our products and systems. We consider such allocation to be fundamental to our continued success as such success depends, to a significant degree, upon our ability to provide products and systems that provide superior functionality and performance compared to those of our competitors. Accordingly, we must protect our technology from unauthorized use. This is done by processes aimed at identifying and seeking appropriate protection for newly developed intellectual property, e.g., patents, trade secrets, copyrights and trademarks, as well as policies aimed at identifying unauthorized use of such property in the marketplace. These processes include:

      o contractual arrangements providing for non-disclosure of proprietary information;

      o maintaining and enforcing issued patents and filing patent applications on innovative solutions to commercially important problems;

      o     protecting our trade secrets;

      o protecting our copyrights and trademarks by registration and other appropriate means;

      o establishing internal processes for identifying and appropriately protecting new and innovative technologies; and

      o establishing practices identifying unauthorized use of our intellectual property.

      While we actively protect our intellectual property, others may intentionally or not innocently use such intellectual property. Accordingly, at times we may be required to bring legal proceedings to preclude such unauthorized use. We are mindful that such measures can be costly and time consuming and undertake such measures only as a last resort.

      These policies and practices with respect to our intellectual property rights do not prevent our competitors from independently developing products similar or superior to our products and technologies. It merely protects our property rights created as a result of our allocating significant portions of our technical and monetary resources. Further, an inability or failure to protect this property could have a material adverse effect on our future business and financial condition.

      If our future products incorporate technologies that infringe the proprietary rights of third parties, and we do not secure licenses from them, we could be liable for substantial damages.

      We are not aware that our current products infringe the intellectual property rights of any third parties. We also are not aware of any third party intellectual property rights that may hamper our ability to provide future products and services. However, we recognize that the development of our services or products may require that we acquire intellectual property licenses from third parties so as to avoid infringement of those parties' intellectual property rights. These licenses may not be available at all or may only be available on terms that are not commercially reasonable. In addition, third parties could make infringement claims against us which, whether or not they are upheld, could have a negative impact on our business and financial condition, by:

      o     consuming substantial time and financial resources;

      o diverting the attention of management from growing our business and managing operations; and

      o     disrupting product sales and shipments.

      If any third party prevails in an action against us for infringement of its proprietary rights, we could be required to pay damages and either enter into costly licensing arrangements or redesign our products so as to exclude any infringing use. As a result, we would incur substantial costs, delays in product development, sales and shipments, our revenues may decline substantially and we may not be able to achieve the minimum, necessary growth for our continued success.

      Failure to attract and retain management and other personnel may damage our operations and financial results and cause our stock price to decline.

      We depend to a significant degree on the skills, experience and efforts of our executive officers and other key management, technical, finance, sales and other personnel.
 Our failure to attract, integrate, motivate and retain existing or additional personnel could disrupt or otherwise harm our operations and financial results. Although we have employment agreements with each of Frank Mandelbaum, our Chairman and Chief Executive Officer, and Edwin Winiarz, our Senior Vice President - Treasurer and Chief Financial Officer, securing their employment until December 31, 2005 and December 31, 2006, respectively, we do not carry key man life insurance policies covering any employees. The loss of services of certain of our key employees, an inability to attract or retain qualified personnel in the future, or delays in hiring additional personnel could delay the development of our business and could have a material adverse effect on our business, financial condition, and results of operations.

      Changes in accounting standards or our accounting policy relating to stock-based compensation may negatively affect our operating results.

      We currently are not required to record stock-based compensation charges if the employee's stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant and the award has not been modified. However, during December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004) requiring that the compensation cost relating to share based payment transactions be recognized in financial statements. This will require a change in our accounting policy and the amount of our operating expenses could increase and our operating results could be adversely affected.

      Our share price may be volatile and could decline substantially


      The market price of our common stock, like the price of shares of technology companies generally, has been and may continue to be volatile. From January 1, 2002 to October 6, 2005, the closing bid price of our common stock has varied from a high of $18.45 to a low of $2.10 per share, as reported on the American Stock Exchange. Many factors may cause the market price for our common stock to decline, including:


      o shortfalls in revenues, cash flows or continued losses from operations;

      o     delays in development or roll-out of any of our products;

      o announcements by one or more competitors of new product acquisitions or technological innovations; and

      o     unfavorable outcomes from outstanding litigation.

      In addition, the stock market experiences extreme fluctuations in price and volume that particularly affect the market price of shares of emerging technology companies, such as ours. These price and volume fluctuations are often unrelated or disproportionate to the operating performance of the affected companies. Because of this volatility, we may fail to meet the expectations of our shareholders or of securities analysts and our stock price could decline as a result. Declines in our stock price for any reason, as well as broad-based market fluctuations or fluctuations related to our financial results or other developments, may adversely affect your ability to sell your shares at a price equal to or above the price at which you purchased them. Decreases in the price of our common stock may also lead to de-listing of our common stock.

                       DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

      Because the risk factors referred to above, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the resale of the shares of our common stock by the selling security holders. All proceeds from the resale of these shares will be solely for the accounts of the selling security holders. However, we will receive proceeds in the form of the exercise price of the warrants to the extent that the selling security holders do not exercise the warrants on a cashless basis, the proceeds of which we expect to use for general corporate purposes. The warrants may be exercised on a cashless basis if, but only if, at any time after one year from the date of issuance of the warrant there is no effective registration statement covering the resale of the shares of our common stock issuable upon exercise of the warrant.


                            SELLING SECURITY HOLDERS

Private Placement

      On August 8 and August 9, 2005, we successfully completed, to the institutional and accredited investors named below, a private placement of an aggregate of 1,250,000 shares of our common stock and received gross proceeds of approximately $5,000,000. In connection with the private placement, these investors also received an aggregate of 500,000 immediately exercisable warrants to purchase shares of our common stock at an exercise price of $5.40 per share, which expire five years from the date they were purchased. Other than the amount of shares of common stock purchased, each respective selling security holder purchased their respective securities under separate, but materially identical, securities purchase agreements. Similarly, other than the amounts for which each warrant is exercisable, each warrant issued to the investors was also materially identical. JMP Securities LLC, acting as placement agent, was paid a cash commission of approximately 7% of the gross proceeds and was also issued a warrant to purchase 125,000 shares of our common stock at an exercise price of $5.40 per share, which expires on August 8, 2010. The warrant issued to JMP Securities LLC was also materially identical to the warrants issued to the investors. In addition, pursuant to the securities purchase agreements, we granted each of these investors registration rights with respect to (i) the shares of common stock purchased in the private placement and (ii) the shares of common stock issuable upon exercise of the warrants. Furthermore, we granted JMP Securities LLC identical registration rights with respect to the shares of our common stock issuable upon exercise of its warrant. We are registering for resale shares of our common stock (i) sold in the private placement and (ii) issuable upon exercise of the warrants described above. We sometimes refer to these shares collectively as "resale shares."


      If this registration statement is not declared effective within forty-five
(45) days following August 8, 2005, or in the event of a review of the registration statement by the U. S. Securities and Exchange Commission, within sixty (60) days after August 8, 2005, we will be obligated to pay to each of the selling security holders named below an amount, as liquidated damages and not as a penalty, equal to one half of one percent (0.5%) per month (pro rata on a 30 day basis) for the first thirty (30) days and, thereafter, increased to one and one-half percent (1.5%) per month (pro rata on a 30 day basis), of the aggregate purchase price paid by each such selling security holder pursuant to the purchase agreement for any shares of common stock or warrants then held by such selling security holder until the registration statement is declared effective. These liquidated damage payments will be payable monthly in cash.

      The following table sets forth:

      o     the name of the security holders,

      o the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus,

      o the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus, and

      o the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

       The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each security holder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the security holders listed below.


      This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 12,044,240 shares of our common stock issued and outstanding on September 22, 2005 or subject to issuance upon exercise of the warrants issued in connection with the private placement, adjusted as may be required by rules promulgated by the SEC.


      Other than Todd Cohen and JMP Securities LLC, none of the security holders set forth below have had any position, office or other material relationship with us within the past three years. Mr. Cohen beneficially owns greater than 5% of our issued and outstanding common stock and JMP Securities LLC acted as our placement agent in the private placement pursuant to which the other selling security holders listed below purchased the shares of our common stock they are offering for resale pursuant to this prospectus.

                                              Shares Beneficially Owned                  Shares Beneficially Owned
                                                  Prior to Offering         Number of         After Offering
                                              -------------------------   Shares Being   -------------------------
Security Holders                                 Number        Percent       Offered       Number        Percent
----------------                                 ------        -------       -------       ------        -------
WPG Software Fund, L.P. (1) +                    385,000        3.20%       385,000           -             -
SRG Capital, LLC (2) +                            98,000          *          98,000           -             -
Enable Opportunity Partners, L.P. (3) +           35,000          *          35,000           -             -
Enable Growth Partners, L.P. (4) +               105,000          *         105,000           -             -
Smithfield Fiduciary LLC (5) +                   175,000        1.45%       175,000           -             -
Iroquois Master Fund Ltd. (6) +                  175,000        1.45%       175,000           -             -
Gruber & McBaine International (7) +              25,200          *          25,200           -             -
Jon D. and Linda W. Gruber Trust (8) +            35,000          *          35,000           -             -
RHP Master Fund, Ltd. (9) +                      175,000        1.45%       175,000           -             -
Nite Capital L.P. (10) +                          91,000          *          91,000           -             -
Lagunitas Partners L.P. (11) +                   114,800          *         114,800           -             -
Presidio Partners (12) +                          86,625          *          86,625           -             -
Geary Partners (13) +                             68,075          *          68,075           -             -
Brady Retirement Fund L.P. (14) +                 20,300          *          20,300           -             -
Robert T. Lempert (15) +                         110,000          *          35,000        75,000           *
Todd Cohen (16) +                                738,570        6.13%        14,000        724,570        6.01%
H. Leon Pachter, M.D. (17) +                      28,000          *          28,000           -             -
H. Leon Pachter, M.D., IRA Rollover (17) ++       28,000          *          28,000           -             -
Joe Giamanco (18) +                              147,400        1.22%        56,000        91,400           *
JMP Securities LLC (19) +                        125,000        1.03%       125,000           -             -

----------------------------------------------

* Indicates beneficial ownership of less than one percent of the total outstanding common stock referenced above.

+     Indicates securities were purchased on August 8, 2005.

++    Indicates securities were purchased on August 9, 2005.

(1) Includes 110,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. Benjamin Taylor and Daniel Vandivort have voting and investment control over the securities held by WPG Software Fund, L.P.


(2) Includes 28,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. Tai May Lee and Edwin McCabe jointly share voting power over the selling security holder. The selling security holder is affiliated with a registered broker-dealer. SRG Capital, LLC acquired the common stock and warrants in the ordinary course of business and did not have any agreement or understanding to distribute the shares of common stock offered hereunder when they were acquired.

(3) Includes 10,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. The controlling person of the security stock holder is Mitchell Levine, Managing Partner. The selling security holder is affiliated with a registered broker-dealer. Enable Opportunity Partners, L.P. acquired the common stock and warrants in the ordinary course of business and did not have any agreement or understanding to distribute the shares of common stock offered hereunder when they were acquired.

(4) Includes 30,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. The controlling person of the security stock holder is Mitchell Levine, Managing Partner. The selling security holder is affiliated with a registered broker-dealer. Enable Growth Partners, L.P. acquired the common stock and warrants in the ordinary course of business and did not have any agreement or understanding to distribute the shares of common stock offered hereunder when they were acquired.


(5) Includes 50,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(6) Includes 50,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. Joshua Silverman has investment and voting control over the shares of the securities owned by the selling security holder. Mr. Silverman disclaims beneficial ownership of such securities.

(7) Includes 7,200 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. The managers of the selling security holder's investment advisor, which oversees investment and voting activity, are Jon D. Gruber and J. Patterson McBaine.

(8) Includes 10,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. The trustees of the selling security holder are Jon D. Gruber and Linda W. Gruber.

(9) Includes 50,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of our common stock owned by the RHP Master Fund.

(10) Includes 26,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. Keith Goodman, the manager of the general partner of the selling security holder, has investment and voting control over the shares of common stock owned by the selling security holder.

(11) Includes 32,800 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. The managers of the general partner of the selling security holder are Jon D. Gruber and J. Patterson McBaine.

(12) Includes 24,750 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. The controlling person of the selling security holder is William J. Brady.

(13) Includes 19,450 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. The controlling person of the selling security holder is William J. Brady.

(14) Includes 5,800 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40. The controlling person of the selling security holder is William J. Brady.

(15) Includes 10,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40.

(16) Includes 4,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40 and warrants to purchase 65,870 shares of our common stock at $8.50 per share.

(17) Includes 8,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40.

(18) Includes 16,000 shares of our common stock issuable upon exercise of a warrant with an initial exercise price of $5.40.


(19) Consists solely of a warrant to purchase 125,000 shares of our common stock issuable upon exercise of the warrant with an initial exercise price of $5.40. Investment and voting decisions with respect to the securities owned by the selling security holder are made by a committee comprised of Craig R. Johnson, Carter D. Mack, Gerald L. Tuttle, Jr. and Mark Lehmann.

                              PLAN OF DISTRIBUTION

      The selling security holders may sell the shares being offered from time to time in one or more transactions:

      o     on the American Stock Exchange or on another exchange;

      o     in the over-the-counter market;

      o     in negotiated transactions;

      o     through broker-dealers, who may act as agents or principals;

      o through one or more underwriters on a firm commitment or best efforts basis;

      o through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

      o     a combination of such methods of sale.

       The selling security holders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling security holders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling security holders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling security holders and broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation. JMP Securities LLC acted as placement agent and received a warrant to purchase 125,000 shares of our common stock and a cash payment of $350,000.

      The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

      The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

      We will bear all costs, expenses and fees in connection with the registration of the shares. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling security holders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

      Upon notification to us by a selling shareholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

      o     the name of the participating broker-dealers;

      o     the number of shares involved;

      o     the price at which such shares were sold;

      o the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

      o that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

      o     other facts material to the transaction.

      In addition, upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

                       INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

      o our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

      o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;


      o our Current Reports on Form 8-K dated May 13, 2005, June 8, 2005, July, 21, 2005 and September 6, 2005 and filed with the SEC on May 19, 2005, June 9, 2005, September 27, 2005 and September 12, 2005,
            respectively;


      o our definitive Proxy Statement for our Annual Meeting of Stockholders held on June 8, 2005; and

      o our description of Common Stock contained in our Registration Statement on Form 8-A (001-15465) filed with the SEC under Section 12 of the Exchange Act on November 15, 1999.

      The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

                               Intelli-Check, Inc.
                             246 Crossways Park West
                               New York, NY 11797
                                  516-992-1900
                    Attn: Ed Winiarz, Chief Financial Officer

                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.


      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file with the SEC at the SEC's public reference room at 100 F Street, N.E. in Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.


                                  LEGAL MATTERS

      The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154.

                                     EXPERTS

      The financial statements of Intelli-Check, Inc. for the fiscal year ended December 31, 2004, incorporated by reference in this prospectus and registration statement have been audited by Amper, Politziner & Mattia, P.C., independent registered public accounting firm, as set forth in their report, incorporated by reference, and are incorporated by reference in reliance upon that report given on the authority of Amper, Politziner & Mattia, P.C., as experts in accounting and auditing. The financial statements of Intelli-Check, Inc. for the fiscal years ended December 31, 2003 and 2002, incorporated by reference in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report, incorporated by reference, and are incorporated by reference in reliance upon that report given on the authority of Grant Thornton LLP, as experts in accounting and auditing.

                                                         -------------
You  should  rely only on the  information
contained  in  this  prospectus.  We  have
not authorized  anyone to provide you with
information  different from that contained              1,875,000 Shares
in  this   prospectus  or  any  prospectus
supplement.  This  prospectus  is  not  an
offer   of   these   securities   in   any                Common Stock
jurisdiction  where an  offer  and sale is
not permitted.  The information  contained
in this  prospectus is accurate only as of
the  date of this  prospectus,  regardless             INTELLI-CHECK, INC.
of  the   time   of   delivery   of   this
prospectus  or  any  sale  of  our  common
stock.
                                                         -------------




                                                           Prospectus
            TABLE OF CONTENTS
                                    Page
                                                         -------------
Our Business..........................2
Risk Factors .........................4
Disclosure Regarding Forward-
    Looking Statements................7                 October 7, 2005
Use of Proceeds.......................9
Selling Security Holders..............9
Plan of Distribution.................12
Incorporation of Certain Documents
by Reference.........................13
Where You Can Find More Information..14
Legal Matters........................14
Experts .............................14